DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

This Management Discussion and Analysis ("MD&A") of Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") is for the year ended December 31, 2023, and is prepared by management using information available as of March 26, 2024. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at December 31, 2023, and the notes thereto, prepared in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board. This MD&A complements and supplements, but does not form part of, the Company's consolidated financial statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company's exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 21. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instrument ("NI") 51-102F1 Continuous Disclosure Obligations. All dollar amounts referred to in this MD&A are expressed in Canadian dollars, except where indicated otherwise.

Overview

Dolly Varden Silver Corporation was incorporated under the Canada Business Corporations Act in the province of British Columbia (or "BC") on March 4, 2011. The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "DV" and on the OTCQX trading platform in the United States under the trading symbol "DOLLF". The Company's head office is located at Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Dolly Varden is a mineral exploration company focused on exploration advancing the Kitsault Valley project ("KV Project"), which includes the Dolly Varden property and the Homestake Ridge property located in the Golden Triangle of British Columbia, Canada, 25 kilometres ("km") by road to tide water. The 163-square km KV Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past-producing Dolly Varden and Torbrit silver mines. The KV Project is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The KV Project also contains the Big Bulk property, which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

The Company presently has one NI 43-101 Standards of Disclosure for Mineral Projects report, which was signed on March 23, 2023 with an effective date of September 28, 2022, and combines the Dolly Varden property and the Homestake Ridge property. The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 29,277,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

The Company currently has no producing mines and consequently no revenue or cash flow from operations. The recovery of the amounts comprising exploration and evaluation assets are dependent upon: (1) the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those resources; (2) the confirmation of economically recoverable reserves; and (3) future profitable production or on selling the project. It is the intention of the Company to obtain financing through access to public equity markets, debt and partnerships or joint ventures as sources of funding for its exploration expenditures and to meet ongoing working capital requirements.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Homestake Ridge Project Acquisition

On December 6, 2021, the Company and Fury Gold Mines Limited ("Fury") entered into a definitive agreement pursuant to which the Company agreed to acquire all of the outstanding common shares of Fury's wholly owned subsidiary, Homestake Resource Corporation, which holds a 100% interest in the Homestake Ridge property, in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of the Company for a total value of $65.4 million plus other acquisition costs when the transaction was completed on February 25, 2022. The transaction was approved by the Company's shareholders on February 22, 2022. As at the date of this MD&A, Fury owns approximately 23% of the Company on an issued and outstanding share basis. Consolidation of the Dolly Varden and Homestake Ridge properties is the next logical step in the advancement of both properties, as it consolidates one mineralized trend, allows for potential co-development opportunities combined with capital and operating economies of scale. It also increases the resources of precious metals of the Company nearly threefold, making the combined project larger, and therefore, more attractive to be acquired and developed. The KV Project is now among the largest high-grade, undeveloped precious metal assets in western Canada.

Outlook

The 2024 drilling program for the Kitsault Valley Project will build upon the success of the last two years.  The new gold zone discovery will be a key focus in the near term however expansion work of the silver targets will also continue. The Company will also be planning for step out drilling and expansion drilling of high-grade silver and gold mineralization at the Wolf, Kitsol/Torbrit and Homestake Ridge deposits. Generally, the 2024 exploration program will work to continue growing the existing seven known deposits in both strike length and at depth as the Company is embarking on connecting known deposits over the 15-kilometer trend.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

2024 Highlights

On February 12, 2024, the Company announced 2023 step-out drilling at the Homestake Ridge property intersected a new gold-rich zone, to the northwest from the Homestake Silver Deposit.

Highlights of Homestake Silver step-outs to the northwest include: (intervals shown are core length**)

  HR23-389: 79.49 g/t Au and 60 g/t Ag (80.21 g/t AuEq4) over 12.45 meters including 1,335 g/t Au5 and 781 g/t Ag (1,344.42 g/t AuEq4) over 0.68 meters within a broad mineralized zone grading 15.26 g/t Au and 20.05 g/t Ag (15.50 g/t AuEq4) over 66.50 meters.
  HR23-399: 43.10 g/t Au and 66 g/t Ag (43.90 g/t AuEq4) over 1.01 meters and 40.33 g/t Au and 418 g/t Ag (45.37 g/t AuEq4) over 1.75 meters within a broad mineralized zone grading 2.68 g/t Au and 20 g/t Ag (2.92 g/t AuEq4) over 57.70 meters.
  HR23-410: 10.17 g/t Au over 6.61 meters including 50.70 g/t Au over 0.62 meters.

Highlights from Homestake Main infill drilling below high-grade plunge include: (intervals shown are core length**)

  HR23-374: 22.60 g/t Au over 0.67 meters, 18.75 g/t Au over 2.00 meters and 10.15 g/t Au over 1.00 meter in separate vein breccias included in a wider mineralized envelope grading 1.22 g/t Au and 1.90 g/t Ag (1.24 g/t AuEq4) over 83.51 meters.
  HR23-386: 18.14 g/t Au and 30 g/t Ag (18.51 g/t AuEq*) over 2.50 meters including 69.9 g/t Au and 42 g/t Ag (70.41 g/t AuEq4) over 0.50 meters.
  HR23-390: 129.00 g/t Au and 218 g/t Ag (131.63 g/t AuEq*) over 0.50 meters in a vein breccia included in a wider mineralized envelope grading 1.92 g/t Au and 3.58 g/t Ag (1.96 g/t AuEq*) over 50.30 meters.

On January 16, 2024, Dolly Varden announced its drill results from its 2023 program at the Homestake Silver deposit.

Highlights from Homestake Silver include:

  HR23-419: Mineralized envelope: 315 g/t AgEq2 (2.57 g/t Au and 102 g/t Ag) over 79.20 meters, including internal breccia vein intervals grading 1,508 g/t AgEq2 (9.53 g/t Au and 718 g/t Ag) over 9.22 meters length, 7,572 g/t AgEq2 (36.66 g/t Au and 4,533 g/t Ag) over 1.05 meters;
  HR23-416: Mineralized envelope: 357 g/t AgEq* (1.74 g/t Au, 213 g/t Ag) over 93.95 meters length, including internal breccia vein intervals grading 2,802 g/t AgEq* (11.80 g/t Au and 1,824 g/t Ag) over 9.16 meters length, 4,176 g/t AgEq* (13.16 g/t Au and 3,085 g/t Ag) over 2.26 meters and 9,422 g/t AgEq2 (55.40 g/t Au and 4,830 g/t Ag) over 1.02 meters;
  HR23-415: Mineralized envelope: 630 g/t AgEq2 (5.11 g/t Au and 206 g/t Ag) over 22.80 meters, including internal breccia vein intervals grading 1,754 g/t AgEq2 (14.38 g/t Au and 562 g/t Ag) over 6.80 meters length, 4,617 g/t AgEq2 (43.40 g/t Au and 1,020 g/t Ag) over 0.88 meters;
  HR23-413: Mineralized envelope: 226 g/t AgEq2 (1.40 g/t Au and 110 g/t Ag) over 40.00 meters, including internal breccia vein intervals grading 668 g/t AgEq2 (3.05 g/t Au and 415 g/t Ag) over 3.96 meters, 1,998 g/t AgEq2 (6.49 g/t Au and 1,460 g/t Ag) over 0.63 meters;
  HR23-407: Mineralized envelope: 246 g/t AgEq2 (2.32 g/t Au and 54 g/t Ag) over 55.90 meters length, including internal breccia vein intervals grading 932 g/t AgEq2 (8.94 g/t Au and 191 g/t Ag) over 10.72 meters length, 2,149 g/t AgEq2 (24.38 g/t Au and 129 g/t Ag) over 0.57 meters and 1,883 g/t AgEq2 (17.78 g/t Au and 410 g/t Ag) over 2.20 meters; and
  HR23-411: Expansion step out hole to the southeast; 445 g/t AgEq2 (0.91 g/t Au and 369 g/t Ag) over 10.55 meters including 2,068 g/t AgEq2 (1.73 g/t Au and 1,925 g/t Ag) over 0.55 meters.

*(AuEq and AgEq are calculated using only the two precious metal components at $US1650/oz Au, $US20/oz Ag, Assays are not capped).

**(Estimated true widths vary depending on intersection angles and range from 65% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated).

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

2023 Highlights

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which Dolly Varden may earn a 100% interest in the southern portion of the Big Bulk Project. The Big Bulk Property is comprised of seven mineral claims making up 3,025Ha in the Golden Triangle, British Columbia. As consideration for the Assignment Agreement the Company has agreed to issue Libero 275,000 common shares of the Company (issued on January 9, 2024) and having a fair value of $222,750. The Company may earn-in a 100% undivided interest in the Big Bulk Property by completing payments totalling $1,450,000 over 4 years of which the Company paid $50,000 as at year end date.

On November 6, 2023, the Company reported additional drill results from the Wolf Vein and the Moose Vein.  Drill hole DV23-375, an 81m step-out from mineralization encountered in 2022 and 50m below DV23-268 (Sept 11, 2023 news release) intersected a wide breccia vein zone. Initial drilling at the Moose Vein, 1.5km North of Wolf, intersected silver mineralized veining similar to the system at Wolf.

Highlights from the Wolf Vein drilling include (intervals shown are core length**):

– DV23-375, Southwest Extension step-out:  461 g/t AgEq* (296g/t Ag, 1.68% Pb, 3.01% Zn) over 26.99 meters, including 2,260 g/t AgEq* (1,475g/t Ag, 10.65% Pb, 12.00% Zn) over 0.50 meter from an 81 meter step-out.

– DV23-379, Southwest Extension infill:  287 g/t AgEq* (247g/t Ag, 0.40% Pb, 0.73% Zn) over 18.21 meters, including 1,170g/t AgEq (1,125g/t Ag, 0.14% Pb, 1.09% Zn) over 0.50 meters.

Highlights from initial drilling at the Moose Vein, located 1.5km from Wolf Vein within the 5.4km long belt of silver mineralization.

– DV23-371:  712 g/t Ag over 1.00 meter within a 7.55 meters length interval averaging 269 g/t Ag.

*AgEq is calculated using $US1650/oz Au, $US20/oz Ag, $US0.90/lb Pb and $US1.10/lb Zn, assays are uncut.

**Reported intervals are drill core length; true widths vary from 50 to 85% of core length interval. The dip of the Wolf Vein at depth, and the Moose Vein have insufficient data to define accurate dip.

  On November 2, 2023 the Company closed a $10 million strategic investment by Hecla Mining Company and issued 15,384,616 common shares.  No finders' fees were paid in respect of this investment.  This investment increased Hecla's equity ownership from 10.6% to 15.7%.
  On September 11, 2023, the Company reported drill results from the Wolf Vein, which includes drill hole DV23-368, a 75 meter step-out down plunge, which intersected 1,898 g/t Ag over 1.00 meters within 381 g/t Ag over 29.34 meters core length. The release includes 19 drill holes from early season drilling at the Wolf Vein.

Highlights from the Wolf Vein drilling include*:

– DV23-368, Southwest Extension step-out:  381 g/t Ag, 0.46% Pb, 0.39% Zn over 29.34 meters (22.59 meters estimated true width), including 1,898 g/t Ag over 1.00 meter (0.77 meter estimated true width) from a 75m step-out.

– DV23-352, Southwest Extension:  246 g/t Ag over 18.07 meters (12.29 meters estimated true width) including 712 g/t Ag over 2.95 meters (2.01 meters estimated true width).

– DV23-339:  287 g/t Ag. 0.35 g/t Au and 22.83% Pb over 2.65 meters (1.67 estimated true width).

* Intervals are core length; true widths vary from 64 to 87% of core length interval unless otherwise stated.  assays are uncut.

  On August 08, 2023, the Company reported initial results from the 2023 exploration drill program with results from 11 drillholes from Kitsol and Torbrit deposit areas. The highlights were from near surface step out holes at Kitsol Vein and southern step out holes at Torbrit. In conjunction with the results, the start-up of a fifth drill and the addition of 10,000m to the original 45,000m program were announced.

Highlights from the Kitsol Vein in the Torbrit Deposit area include*:

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

– DV23-334:  297 g/t Ag over 8.32 meters including 1,090 g/t Ag over 0.90 meters at Kitsol.

– DV23-336:  342 g/t Ag over 18.00 meters including 2,270 g/t Ag over 0.50 meters and 995 g/t Ag with 3.6% Pb over 0.60 meters at Kitsol.

– DV23-337:  496 g/t Ag over 9.57 meters including 1,100 g/t Ag over 0.73 meters at Kitsol,

– DV23-348: 334 g/t Ag over 3.50 meters including 672 g/t Ag over 1.34 meters at Torbrit Main, south extension.

                * Intervals are core length; true widths vary from 64 to 87% of core length interval (see table 1), assays are uncut.

  On May 30, 2023, the Company began drilling the KV Project with 4 drill rigs. Two rigs were focused at the Wolf deposit and two rigs at the Kitsol/Torbrit deposit. The drills were then relocated to the Homestake deposits. Once drilling was completed at the Homestake deposits, the rigs were relocated to finish the season at Wolf and Torbrit. A fifth rig was added on August 5th.

  On April 25, 2023, the Company filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows Dolly Varden to offer up to $50,000,000 of common shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time until May 25, 2025. The base shelf prospectus was filed to provide Dolly Varden with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

  On April 4, 2023, the Company filed a technical report for the KV Project entitled Technical Report On The Combined Kitsault Valley Project, British Columbia, Canada, and dated effective September 28, 2022 (the "Technical Report"). The Technical Report combines Dolly Varden's previously separate Dolly Varden silver project and Homestake Ridge gold project and verifies the existing mineral resource estimates making them current under a single report.

  On February 6, 2023, the Company reported additional results (2022 exploration season) from the Wolf Vein expansion drilling, Kitsol Vein step out drilling and Dolly Varden property exploration, including significant results from both the southern and northern limits at the Wolf deposit: the southwest Wolf Vein extension, as well as the East Wolf Vein offset. Results included the highest-grade silver assay yet received from the Dolly Varden property.

Highlights from the Wolf Vein include:

– Wolf Vein Northeast: DV22-329: 1,499 grams per tonne ("g/t") Ag, 1.89 %Pb, 0.46% Zn over 15.94 metres (8.77 metres estimated true width), including the highest-grade silver assay reported from the KV Project to date with coarse, native silver mineralization that returned 23,997 g/t Ag, 1.24% Pb and 0.34% Zn over 0.35 metres (0.19m estimated true width).

– Wolf Vein Southwest: DV22-320: 321 g/t Ag, 0.84 %Pb, 0.84% Zn over 12.85 metres (6.81 metres estimated true width), including 664 g/t Ag, 1.24% Pb and 3.54% Zn over 1.63 metres (0.86 metres estimated true width).

Highlights from exploration drilling at Kitsol Vein and a new discovery at the Red Point target include:

– Kitsol Vein: DV22-323: 301 g/t Ag, 0.23 %Pb, 0.56% Zn over 15.00 metres (9.60 metres estimated true width), including 434 g/t Ag, 0.41% Pb and 0.69% Zn over 5.90 metres (3.78 metres estimated true width).

– Red Point: DV22-321: 8.10 g/t Au, 244 g/t Ag and 5.16% Cu over 1.00 metre.*

– Red Point: DV22-322: 17.20 g/t Au and 1.65% Cu over 1.15 metres.*

* (intervals stated in core length unless otherwise indicated)

  On January 30, 2023, the Company reported additional results (2022 exploration season) from 36 infill, step out and exploration drill holes at Homestake Main and Homestake Silver.

Highlights from the Homestake Main Deposit include*:

– HR22-324: 4.32 g/t Au and 76 g/t Ag over 22.50 metres, including 19.42 g/t Au and 375 g/t Ag over 4.50 metres.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

– HR22-333: 46.31 g/t Au, 70 g/t Ag and 0.19% Cu over 25.00 metres, including 1,145 g/t Au, 826 g/t Ag and 0.51% Cu over 0.48 metres.

– HR22-336: 6.19 g/t Au and 1,844 g/t Ag over 3.90 metres and 6.37 g/t Au, 29 g/t Ag and 1.51% Cu over 6.00 metres.

– HR22-338: 4.16 g/t Au, 21 g/t Ag and 1.42% Cu over 5.10 metres, including 20.80 g/t Au, 115 g/t Ag and 11.60% Cu over 0.50 metres.

– HR22-345: 8.73 g/t Au and 12 g/t Ag over 29.54 meters, including 260 g/t Au, 102 g/t Ag over 0.70 metres.

– HR22-359: Three individual higher-grade zones grading; 49.49 g/t Au over 1.52 metres, 24.00 g/t Au over 0.70 metres and 46.20 g/t Au over 0.50 metres within a 40.50-metre interval.

* Intervals are core length; estimated true widths vary from 80 to 90% of core length interval, assays are uncut.

Highlights from the Homestake Silver Deposit include*:

– HR22-349: 211 g/t Ag over 3.50 meters, and 688 g/t Ag over 0.80 metres.

– HR22-357: Three individual higher-grade silver intersects grading; 1,185 g/t Ag over 0.50 metres, 816 g/t Ag over 0.50 metres and 1,085 g/t Ag over 0.50 metres within a 129-metre-wide structural corridor.

– HR22-361: 2,500 g/t Ag, 15.04 g/t Au and 0.17% Cu over 1.20 metres.

– HR22-362: 1,252 g/t Ag, 0.81 g/t Au and 0.14% Cu over 2.50 metres, including 3,330 g/t Ag, 0.75 g/t Au and 0.38% Cu over 0.75 metres.

– HR22-365: 469 g/t Ag over 2.70 metres, including 1,040 g/t Ag over 0.65 metres.

* Intervals are core length; estimated true widths vary from 70 to 90% of core length interval, assays are uncut.

KV Project with deposits of Dolly Varden and Homestake Ridge properties:

Mineral Properties: KV Project

The KV Project contains the Dolly Varden property (or "DV") with silver resources, the newly acquired Homestake Ridge property (or "HSR") with gold, silver, copper and lead resources, and the Big Bulk property, a copper-gold porphyry system. Together the consolidated KV Project creates one large, high-grade precious metals project comprising 16,300 hectares, which is 100% held by Dolly Varden. This provides the Company with economies of scale and exploration upside potential in the silver and gold-rich Dolly Varden mining camp, north of Alice Arm, B.C., within the regionally important and prolific Stewart Complex in northwestern BC.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Dolly Varden Property

The Dolly Varden property encompasses several historic underground workings, including production stopes from the Dolly Varden and Torbrit mines, exploration adits at North Star and Wolf, as well as several other showings and many mineralized prospects. The silver-rich deposits found on the Dolly Varden property are hosted in Jurassic-aged volcanic and sedimentary rocks (Iskut River Formation) of the Hazelton Group. They display textural and mineralogical similarity to mineralization found in the region in subaqueous, gold- and silver-rich, hot spring-type volcanogenic massive sulfide (VMS) and epithermal style deposits, such as the Eskay Creek and Brucejack deposits, respectively. The nearby Big Bulk claims host porphyry copper-gold style mineralization.

Since acquiring the Dolly Varden property in 2011, fieldwork was dedicated to confirming and expanding the known mineralization near the historic deposits to upgrade into a compliant and current mineral resource estimate ("Current Mineral Resource Estimate") for the Wolf, Dolly Varden, Torbrit and North Star deposits. The Company's work consisted of surface and underground mapping, underground rehabilitation, detailed sampling, data compilation from reliable historic records and over 17,000 metres of core drilling. This data was used to complete an initial Mineral Resource Estimate in 2015.

During the year ended December 31, 2011, the Company purchased the Dolly Varden property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of BC. The Dolly Varden property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired surface rights and fee simple lands where the exploration camp, offices, logging and sampling facilities are situated. The parcel of land is located at waterfront for shoreline access, has current core storage areas and has related property water rights. The total property package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company with a value of $149,808 for a total cost of $302,808.

Homestake Ridge Property

On February 25, 2022, Dolly Varden acquired the Homestake Ridge property. The Homestake Ridge property consists of a 7,500-hectare project area hosting three known deposits that make up the Current Mineral Resource Estimate. Mineralization in the main deposits is interpreted to be structurally controlled epithermal veins and breccia systems within the prospective Jurassic Hazelton, the formation hosting the deposits in the Dolly Varden property area. In addition to epithermal style mineralization, Homestake Ridge also hosts strata bound volcanogenic style mineralization and intrusion related alteration and stock work veining.

Gold mineralization was first discovered at the Homestake Ridge project over 100 years ago with several exploration adits and trenches exposing vein and breccia style mineralization at surface. Mineralization was of significant grade and thickness that the property has been the subject of numerous exploration programs since the 1920s, including prospecting, mapping, soil sampling, exploration drilling and airborne geophysics that have advanced the project and defined the trend of structurally controlled mineralization within the northern continuation of the Jurassic Hazelton formation from the Dolly Varden project. The 15 km of prospective Hazelton formation on the combined Homestake Ridge and Dolly Varden properties has been the focus for historical exploration.

Since 2008, significant diamond drilling at Homestake Ridge has led to definition of a current NI 43-101-compliant Mineral Resource Estimate that is summarized in the Homestake Ridge Project Acquisition section. The advanced stage project has had a preliminary economic analysis completed on it in 2020. The exploration potential along the Homestake Ridge trend was tested with deeper historic drilling near the mineral resource and indicates the mineralization continues to depth and along strike. Recent analysis of historic airborne geophysics data from the Homestake Ridge project has defined exploration targets along trend of Homestake Ridge deposits to the south.

The 5.4 km distance between the deposits at Homestake Ridge and the deposits at Dolly Varden are, in the Company's opinion, prospective for further discovery of silver and gold mineralization, as the area is on a magnetic, stratigraphic and anomalous silver and gold geochemical trend within the Kitsault Valley. Geophysics interpretation has defined several target zones below a sediment cover to test along this trend in future exploration.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Mineral Resource Estimates of KV Project

The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 27,317,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

Notes:

(1) Mineral resources are not mineral reserves, as they do not have demonstrated economic viability although, as per Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") requirements, the mineral resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

(2) The mineral resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(3) The mineral resources for the Homestake Main, Homestake Silver and Homestake Reef zones were originally reported in Hough et al (2022) - QPs Andrew J. Turner, P.Geol., and David Stone, P. Eng., effective date January 20, 2022.

(4) The mineral resources for Torbrit, the Dolly Varden Deposit, North Star and Wolf were originally reported in Turner and Nicholl (2019) - Qualified Person ("QP") Andrew J. Turner, P.Geol., effective date May 8, 2019.

(5) The resources reported above are reviewed in detail within the Kitsault Valley Technical Report and are accepted as current by the QP, Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd.

(6) The cut-off grade for the Homestake claim block mineral resources is 2.0 g/t AuEq, which was determined using average block grade values within the estimation domains and a Au price of $1,300/troy ounce ("tr oz"), a Ag price of US$20.00/tr oz and a Cu price of US$2.50/pound, and mill recoveries of 92% for Au, 88% from Ag and 87.5% for Cu and combined mining, milling, and general and administrative costs of approximately US$109/ton.

(7) The cut-off grade for the Dolly Varden claim block mineral resource is 150 g/t Ag, which was determined using a Ag price of US$20.00/tr oz, a recovery of 90% and combined mining, milling, and general and administrative costs of US$80/ton and was supported by comparison to similar projects.

(8) Sufficient sample density data existed to allow for estimation of block density within the estimation domains of the Homestake Main, Homestake Silver and Homestake Reef zones, which ranged from 2.69 t/m3 to 3.03 t/m3.

(9) Bulk density values ranging from 2.79 t/m3 to 3.10 t/m3 were assigned to individual estimation domains based on available SG measurements for the DV, TB, NS and WF deposits.

(10) Differences may occur in totals due to rounding.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Please refer to the Company's continuous disclosure documents available on SEDAR for more detailed technical information regarding the Technical Report on The Combined Kitsault Valley Project, British Columbia, Canada, which is subject to the qualification statements and notes set forth in the final report posted on www.sedarplus.ca.

Preliminary Metallurgical Testing

Results of the first phase of the preliminary metallurgical testing for the Dolly Varden property was released by the Company on May 8, 2019. A silver recovery of 86.9% was obtained from the Torbrit deposit and a silver recovery of 85.6% was obtained from the Dolly Varden deposit, both based on the kinematics curves from bottle roll cyanide leach tests over a period of 96 hours. The tests were performed on drill core composite samples from the Torbrit deposit with a head grade of 290 g/t Ag and the Dolly Varden deposit with a head grade 372 g/t Ag. Metallurgical testing was conducted in the laboratories of Blue Coast Research Ltd., in Parksville, BC. Results of the second phase of the preliminary metallurgical testing were released by the Company on June 20, 2019. Results from flotation metallurgical test work on separate concentrates for Ag-Pb and Zn yielded recoveries of 88% silver, 78% lead and 70% zinc from the Torbrit deposit. For more details concerning the metallurgical test work, please refer to the Company's disclosure documents.

2023 Exploration Program

The diamond drilling portion of the Company's 2023 exploration program, and associated geological work were completed on October 18th.  The planned 2023 exploration program at the KV Project included over 50,000m of diamond drilling. Due to efficiencies early on in the summer program, approval for and additional 5,000 - 10,000m was received in mid July and a fifth drill rig was mobilized and commenced drilling on August 5th. In total 51,527.80m of drilling was completed during the 2023 exploration program. The planned program was designed to build upon 2022 successes through further step-out drilling that follows existing high-grade silver and gold mineralization at the Wolf and Homestake Ridge deposits, as well as appropriately spaced exploration holes to allow the inclusion of new mineralization drilled over the past three drilling programs to be included in an updated mineral resource estimate.

Drilling allocated to the Wolf deposit expansion focused on both infill drilling of the wide-spaced intercepts from 2022, to be included in a future resource estimate, as well as further step-out holes in both the southwest deep, north and east directions, where high-grade silver mineralization remains open. The 2023 step out drilling at Wolf has extended the plunge length to over 950m. The deposit is open for expansion along strike and to depth. Similar step-out drilling will follow up on high-grade silver mineralization at the Kitsol vein.

The 2023 exploration drilling at the Homestake deposits was influenced by the structural information gained from the infill drilling at Homestake Main where two main plunge directions have been identified; a shallow, northerly plunge and a steep southerly plunge, where northeast-southwest structures crosscut the main Homestake trend. The planned drilling also targeted the down plunge extensions of higher-grade and wider zones of gold mineralization.

Drilling at Homestake silver prioritized step-out holes in the area where 2022 expansion drilling had success at the southern extent, with HR22-362, a 200-metre step-out that intersected 1,252 g/t Ag, 0.81 g/t Au and 0.14 per cent Cu over 2.5 metres, including 3,330 g/t Ag, 0.75 g/t Au and 0.38 per cent Cu over 0.75 m. Additional drilling was allocated to delineating and expanding a modelled higher grade gold and silver trend to the north towards Homestake Main.

The Moose vein is a 2023 exploration drill target, testing a historic prospect identified with an exploration adit developed during from the 1920s. It is located 1,500 metres north of the Wolf deposit within the potassic alteration halo associated with the Torbrit, Dolly Varden and Wolf silver deposits to the south. The Moose vein strikes east-west, similar to the Dolly Varden vein, hosting silver grades and mineralization styles similar to areas of the Wolf vein, proximal to the high-grade plunge zone. The depth extent and projected extension of the Moose vein under the mid-valley sediment cap will be tested in the 2023 program.

A blind target under the 5.4-kilometre-long mid-valley sediment cover was covered with a ground geophysics survey (Magneto Tellurics, "MT") over the centre of the Kitsault valley where the upper Hazelton argillite sedimentary rocks mask the alteration seen associated with the silver mineralization. The survey was completed in September and at the date of this report the Geophysics contractor is working on the Inversions needed to produce sections of results to be used for targeting with future diamond drilling.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Additional exploration targets on the Homestake Ridge property that were tested with diamond drilling in 2023 include parallel structural zones to the west of the Homestake Main trend, that are coincident with a broad gold-in-soil anomalous zone overlying a quartz-sericite-pyrite alteration zone.

Modelling and Program Planning

The data from the 2021 exploration program helped to develop targets that were further tested and defined during the 2022 drill program. The 2022 work was integrated into the Dolly Varden property geological model used to plan for the 2023 exploration program. The planned 2023 program was designed to acquire sufficient additional data to materially add to the consolidated project updated Mineral Resource Estimate which is expected to be completed within two years.

Highlights From Exploration History

The Company has been actively exploring and expanding its claim portfolio since 2011.

Relevant drill programs on the Dolly Varden property only, prior to the acquisition of Homestake Ridge property in 2022, include the 2019 drill program consisting of 44 diamond drill holes for 11,863 metres, the 2020 drill program consisting of 11,396 metres in 40 diamond drill holes and the 2021 drill program consisting of 10,506 metres in 31 diamond drill holes.

The 2022 drilling program had a total of 37,062 m drilled in 108 drill holes. The 2022 exploration program for KV Project included diamond drilling, ground based Induced Polarization geophysical survey on the Dolly Varden ground, geological mapping and surface sampling, airborne LiDAR (light detecting and ranging) survey on Homestake Ridge ground and 3D geological modelling of the consolidated 15 km trend of prospective Hazelton Group rocks that hosts the 7 deposits making up the Current Mineral Resource Estimates.

Qualified Person

Robert van Egmond, P.Geo., Vice-President Exploration, a QP, as defined by NI 43-101, prepared and approved the scientific and technical information contained in this MD&A.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information for the fiscal year ended December 31, 2023 ("Fiscal 2023"), comparable fiscal year ended December 31, 2022 ("Fiscal 2022") and fiscal year ended December 31, 2021 ("Fiscal 2021"). The selected financial information set out below has been derived from the Annual Financial Statements and accompanying notes, in each case prepared in accordance with IFRS. The selected financial information set out below may not be indicative of the Company's future performance. The following discussion should be read in conjunction with the audited financial statements.

	Fiscal 2023 $	Fiscal 2022 $	Fiscal 2021 $
Total revenue	-	-	-
Net loss for the fiscal year	(26,650,462)	(19,270,419)	(8,203,660)
Loss per share, basic and fully diluted	(0.10)	(0.09)	(0.06)
Total assets	82,749,756	100,236,360	20,193,316
Total non-current financial liabilities	-	-	-
Cash dividends declared per common share	-	-	-

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Results of Operations

For the year ended December 31, 2023 and 2022

The total comprehensive loss for the year ended December 31, 2023 was $26,650,462, as compared to $19,270,419 in the same period last year, with the $7,380,043, or 38%, change primarily attributed to increases in exploration expenses of $7,869,675, Part XII.6 tax of $391,001, travel and accommodation of $226,444, and an increase in marketing and communications expense of $352,828, which was offset by an increase in interest income of $647,552.

Exploration and evaluation expenditures for the year ended December 31, 2023 were $24,806,045 (2022 - $16,936,370). Exploration and evaluation expenditures were higher for the year ended December 31, 2023 primarily due to higher exploration expenditures for a larger planned program in 2023, as compared to the 2022 exploration program. The exploration program in 2023 started with four active drills from the start and ended with five drills, where last year the program started with three drills and ended with four drills.

The total general and administrative expenses, which exclude exploration costs, amounted to $5,998,600 for the current period, as compared to $4,982,512 in the previous year. This increase of $1,016,088 was primarily attributed to an increase in marketing and communication, professional fees, and travel and accommodation, offset by higher interest income and a decrease in consulting fees.

  Management fees and director's fees together increased by $111,128 to $1,159,759 (2022 - $1,048,631) after an independent third-party review of director compensation resulted in an increase in compensation levels to market levels.
  Expenditures for marketing and communications of $1,409,433 (2022 - $1,056,605) increased by $352,828 primarily due to increased communication and marketing programs.
  Professional fees increased by $123,926 to $305,053 (2022-$181,127) primarily due to the filing of a shelf prospectus and work related to updating the NI 43-101 report in the first half of the year.
  Transfer agent and filing fees increased by $43,945 to $156,390 (2022-$112,445) primarily due to the filing of a shelf prospectus and an increase in TSXV Exchange annual listing fee rates.
  Travel and accommodation increased to $343,036 (2022 - $116,592) during the year ended December 31, 2023. This $226,444 increase in expenses was influenced by the absence of similar activities in the prior year, as the Company worked to increase market awareness through attendance at conferences.

The Company recorded Part XII.6 tax expenses of $404,318 compared to an expense of $13,317 in the same period last year. The estimated Part XII.6 tax is calculated and payable to the Canada Revenue Agency on the Company's flow-through expenditures renounced under the Look-back Rule in the prior year and unspent in the current year. This expense was offset by a recovery of flow-though share premium of $3,653,886 (2022- $2,404,717) and $904,615 (2022 - $257,063) interest and other income as the Company maintained higher bank balances and interest rates were higher than in the prior year.

Recovery of flow-through share premium is typically related to the size of the financing and recognized in proportion to eligible exploration expenditures. Exploration expenditures were higher during the year ended December 31, 2023 compared to 2022, and therefore, the recovery was also higher than in the prior year.

For the three months ended December 31, 2023 and 2022

The total comprehensive loss for the three months ended December 31, 2023 was $3,983,419, as compared to $2,607,084 in the same period last year, with the $1,376,335 change primarily attributed to increases in exploration and evaluation costs of $1,021,614, a $154,649 increase in marketing and communications, an increase in share-based payments of $172,367 which were partially offset by a decrease in consulting fees and professional fees as well as an increase in interest income when compared to the same period in 2022.

Exploration and evaluation expenditures for the three months ended December 31, 2023 were $2,695,087 (2022 - $1,673,473). Exploration and evaluation expenditures were $1,021,614 higher for the three months ended December 31, 2023 when compared to the same period in 2022 due a larger planned exploration program in 2023 relative to 2022.

Total general and administration expenses, the operating expenses not directly related to exploration, for the current period amounted to $1,358,703 (2022 - $1,038,344). This $320,359 increase was primarily driven by an increase in marketing and communication expenses, an increase in management fees and office and administration expenses, an increase in travel and accommodation expenses, and an increase in share-based payments relative to the same period last year:

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

  The share-based payments expense increased $172,366 to $480,524 (2022 - $308,158) primarily due to the grant of 2,054,678 restricted share units, where there were no restricted share units granted in the prior year.
  Management fees and director's fees together increased by $13,397 to $198,100 (2022 - $184,703) after an independent third-party review of market rates triggered an increase in compensation levels.
  Marketing and communications expenses of $309,733 (2022 - $155,084) increased $154,649 during the three months ended December 31, 2023 relative to the same period last year, as the Company worked to increase market awareness and investor communications.
  Travel and accommodation expenses of $72,635 (2022 - $38,394) increased $34,241 during the three months ended December 31, 2023 relative to the same period last year, as last year the Company had minimal travel as part of its response to the impact of COVID-19.

During the three months ended December 31, 2023, the Company recognized a recovery on the flow-through share premium of $nil (2022 - $15,164). The recovery on flow-through share premium is correlated with qualifying flow-through expenditures incurred in the period and the original flow-through share premium recorded.

Interest and other income was higher in the current period at $110,371 (2022 - $90,986) primarily due to the Company maintaining a higher average cash balance over the period compared to the same period last year in addition to a higher interest rate.

The Company recorded Part XII.6 tax expenses of $40,000 compared to an expense of $1,417 in the same period last year. The estimated Part XII.6 tax is calculated and payable to the Canada Revenue Agency on the Company's flow-through expenditures renounced under the Look-back Rule in the prior year and unspent in the current year.  There were no unspent flow through financing funds at December 31, 2023.

Summary of Quarterly Results

The following table summarizes selected quarterly financial information derived from the Company's consolidated financial statements for each of the eight most recently completed fiscal quarters:

As at and for the quarter ended	December 31, 2023 (Q4/23) $	September 30, 2023 (Q3/23) $	June 30, 2023 (Q2/23) $	March 31, 2023 (Q1/23) $

Total assets	82,749,756	78,249,830	95,092,093	98,602,186
Exploration and evaluation assets	70,906,785	70,906,785	70,906,785	70,906,785
Equipment	216,056	229,845	243,635	252,373
Working capital	10,663,863	4,218,696	17,356,911	23,254,145
Shareholders' equity	81,985,704	75,514,326	88,666,331	94,572,303
Interest and other income	110,371	182,262	298,139	313,843
Total revenue	-	-	-	-
Operating loss	(4,053,789)	(16,100,427)	(7,934,409)	(2,716,020)
Total loss and comprehensive loss	(3,983,419)	(13,621,266)	(6,607,961)	(2,437,817)
Basic and fully diluted loss per share	(0.02)	(0.05)	(0.03)	(0.01)

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

As at and for the quarter ended	December 31, 2022 (Q4/22) $	September 30, 2022 (Q3/22) $	June 30, 2022 (Q2/22) $	March 31, 2022 (Q1/22) $

Total assets	100,236,360	82,979,935	94,215,145	97,428,217
Exploration and evaluation assets	70,906,785	70,906,785	70,906,785	70,904,044
Equipment	256,810	266,818	283,066	254,225
Working capital	24,813,991	9,524,021	19,177,869	23,162,355
Shareholders' equity	96,136,586	80,856,624	90,526,720	94,479,624
Interest income	90,986	96,051	58,312	11,714
Total revenue	-	-	-	-
Operating loss	(2,711,817)	(11,715,846)	(4,981,986)	(2,509,232)
Total loss and comprehensive loss	(2,607,084)	(9,966,483)	(4,235,048)	(2,461,803)
Basic and fully diluted loss per share	(0.01)	(0.04)	(0.02)	(0.01)

The Company had a loss of $3,983,419 for the three months ended December 31, 2023, loss of $13,621,266 in Q3/23 and $6,607,961 in Q2/23, verses a loss of $2,607,084 in Q4/22 $9,966,483 in Q3/22 and $4,235,048 in Q2/22. This 2023 quarterly general spending trend was comparable to prior years, as exploration is at maximum activity in the third quarter each year. The mobilization for the drilling program started in Q2/22 and Q2/23, but the expenditures for 2023 were higher than in the previous years due to a larger exploration program in 2023 relative to 2022.

The Company's drill program typically operates from May to October each year. As such, the exploration related expenses are historically highest during the quarters ending in September. The exploration costs were higher in Q4/23 relative Q4/22, as the Company drilled over three times the number of metres in 2023 relative to 2022. Four to five drill rigs were utilized in 2023 on a significantly larger scale drill program versus three to four drills in 2022.  In addition, assay work was substantially completed by December 31, 2023 for the year where in prior year there were assay delays due to COVID.

Fluctuations in exploration expenses materially impact the changes to operating losses in all periods, as exploration costs as a percentage of total expenses ranged from 18% to 109% over the eight quarters. Exploration costs in millions, excluding the benefit of the British Columbia Mineral Exploration Tax Credit ("BC METC"), were: Q1/22 $0.44M, Q2/22 $4.06M, Q3/22 $10.7M, Q4/22 $1.7M, Q1/23 $0.8M, Q2/23 $6.5M, Q3/23 $14.8M and Q4/23 $2.7M.

Liquidity and Capital Resources

The Company has no operations that generate cash flow. The Company's future financial success will depend on its ability to raise capital or through the discovery and development of one or more economic mineral deposits. Discovery and development may take many years, can consume significant resources and is largely based on factors that are beyond the control of the Company and its management. To date, the Company has financed its activities by the issuance of equity securities, consisting of a combination of flow-through and non-flow-through securities. In order to continue funding exploration activities and corporate costs, the Company is reliant on their ongoing ability to raise financing through the sale of equity. This is dependent on positive investor sentiment, which in turn is influenced by a positive climate for the target commodities, a company's track record, and the experience and caliber of the Company's management. There is no assurance that equity funding will be accessible to the Company at the times and in the amounts required to fund the Company's activities. As at December 31, 2023, the Company had cash and cash equivalents of $9,982,389 to settle current liabilities of $804,053.

Base Shelf Prospectus

On April 26, 2023, Company has filed and has a receipted final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $50,000,000 of common shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Use of Proceeds from Past Financings

On December 22, 2022, the Company completed a brokered private placement for gross proceeds of $20,699,999, and also received $1,937,315 from Hecla Canada Ltd.'s ("Hecla") pro-rata participation to maintain its 10.21% ownership on a fully diluted basis, for aggregate gross proceeds of $22.6 million to the Company. The Company issued: (i) 5,634,516 flow-through shares at a price of $0.90 per share; (ii) 14,884,700 charity flow-through at a price of $1.05 per share; and (iii) 2,334,114 common shares to Hecla at a price of $0.83 per share. The stated purpose of the flow-through funds is for exploration purposes and the balance of the funds will be allocated to general working capital. As of December 31, 2023, the Company had expended all the flow-through funds on qualifying exploration related activity.

Cash and Financial Condition

As of December 31, 2023, the Company had a working capital surplus of $10,663,863 (December 31, 2022 - $24,813,991), which includes the liability on flow-through share issuances of $Nil (December 31, 2022 - $3,653,886).  On October 31, 2023, the Company raised $10,000,000 from a private placement. The Company's working capital needs fluctuate based on exploration program requirements, which place variable demands on the Company's resources and timing of expenditures. Demand on capital is expected to increase during summer months, as drilling and exploration activity typically begins in May and ends in October.

During the year ended December 31, 2023, the Company used $28,987,989 (2022 - $19,661,963) of cash in operating activities. The Company had a loss of $26,650,462 (2022 - $19,270,419) from operations. Items not affecting cash totaling $-1,632,355 (2022 - $-567,068) were added back to the loss mainly due to share-based payments, restricted share compensation and the recovery on flow-through premium. The Company had changes in non-cash working capital items totaling a decrease of $705,172 (2022 - increased $175,524) that were added back to the loss. The change in cash from operations between periods was most significantly impacted by the higher loss for the year, as well as a $232,460 increase in prepaid expenses (2022 - increase $35,451) and $362,205 increase in accounts payable and accrued liabilities (2022 - $246,802) during the year ended December 31, 2023.

During the year ended December 31, 2023, the Company acquired equipment for $14,135 (2022 - $72,633) and incurred acquisition of exploration and evaluation assets cash expenditures of $nil (2022 - $6,168,561).

During the year ended December 31, 2023 and 2022, the Company received cash proceeds of $559,042 (2022 - $350,042) from the exercise of 1,027,499 stock options. There were cash proceeds of $9,929,856 from financing activity during the year ended December 31, 2023 (2022 - $38,568,664).

On March 21, 2024, the Company closed a private placement and raised gross proceeds of $14,999,985.

Outstanding Share Data

The Company has unlimited authorized common shares, and the issued and outstanding share capital is as follows:

As at	The date of this MD&A	December 31, 2023
Common shares issued and outstanding	284,652,099	270,066,399
Restricted share units	2,054,678	2,054,678
Stock options	10,845,751	10,870,751

Summary details of the 2023 share issuances are as follows:

  The Company issued 1,027,499 common shares pursuant to the exercise of stock options for proceeds of $559,041.
  On February 24, 2023, the Company granted 800,000 stock options having an exercise price of $0.97 per option, expiring in five years.
  On February 24, 2023, the Company granted 2,054,678 restricted share units to various directors and officers with vesting to be equally spread over three years with first vesting occurring after one year.
  On October 19, 2023 500 stock options were exercised.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

  On November 1, 2023 the Company issued 15,384,616 common shares to Hecla Canada Ltd. at a price of $0.65 per common share for gross proceeds of $10,000,000.
  On January 9, 2024, the Company issued Libero 275,000 common shares of the Company to fulfill Assignment Agreement obligations.
  On February 9, 2024, the Company issued 25,000 common shares pursuant to the exercise of stock options for proceeds of $6,250.
  On March 21, 2024, the Company issued 14,285,700 flow-through common shares at a price of $1.05 per common share, for aggregate gross proceeds of $14,999,985.

Transactions with Related Parties

The Company's related parties consist of directors and officers (being key management personnel), companies with directors and officers in common, and/or companies owned in whole or in part by executive officers and/or directors of the Company.

The Company incurred the following transactions with key management personnel:

		For the year ended
	Expense category	December 31, 2023	December 31, 2022
Tom Wharton, former director	Directors' fees	$-	$4,500
Donald Birak, former director	Directors' fees	-	4,950
James Sabala, Director	Directors' fees	48,000	31,500
Annette Cusworth, former director	Directors' fees	-	4,500
Darren Devine, Chair and Director	Directors' fees	68,300	48,750
Michael Henrichsen, Director	Directors' fees	46,000	27,214
Tim Clark, Director	Directors' fees	45,800	27,064
Linus Geological Ltd. (2)	Exploration expense	168,000	165,000
Rob Van Egmond, VP Exploration	Exploration expense	399,138	100,000
S2K Capital Corp (1)	Management fees	690,000	622,000
Fehr & Associates (3)	Management fees	266,200	268,500
Ann Fehr, CFO	Share-based payments	157,859	126,356
Rob Van Egmond, VPX	Share-based payments	186,604	32,198
Darren Devine, Chair and Director	Share-based payments	142,322	105,552
Shawn Khunkhun, President, CEO and Director	Share-based payments	374,763	222,703
Robert McLeod, Director and Technical Advisor	Share-based payments	155,445	201,488
Tom Wharton, former director	Share-based payments	22,348	84,162
Donald Birak, former director	Share-based payments	22,348	84,162
James Sabala, Director	Share-based payments	103,141	84,162
Annette Cusworth, former director	Share-based payments	11,174	45,345
Fehr & Associates	Share-based payments	-	19,484
Tim Clark, Director	Share-based payments	101,923	97,041
Michael Henrichsen, Director	Share-based payments	102,348	97,041
		$3,111,713	$2,503,672

(1) A corporation controlled by Shawn Khunkhun, President, Chief Executive Officer and Director.

(2) A corporation controlled by Robert McLeod, Director and Technical Advisor.

(3) On March 1, 2020, the Company entered into an agreement with Fehr & Associates, a corporation wholly owned by Ann Fehr, Chief Financial Officer. Fees of $19,067 are paid per month effective April 1, 2022. The fee relates to the chief financial officer services, accounting, corporate secretary, bookkeeping and general administrative services, including related software and office expenses.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Other related party transactions:

During the year ended December 31, 2023, $7,600 (2022 - $33,100) in office rent reimbursement was paid to corporations controlled by a director of the Company.

At December 31, 2023, included in amounts receivable is $nil (December 31, 2022 - $17,271) owed from a company with a director in common for expense reimbursement.

At December 31, 2023, included in accounts payable is $3,196 (December 31, 2022 - $nil) owed to directors and officers of the Company. These amounts are unsecured, non-interest-bearing and due on demand.

At December 31, 2023, included in accrued liabilities is $nil (December 31, 2022 - $28,254) accrued to a former director for directors' fees outstanding related to outstanding deferred share units.

At December 31, 2023, included in accrued liabilities is $120,000 (December 31, 2022 - $8,100) accrued to officers and directors of the Company.

Financial Instruments

The Company's financial instruments currently consist of cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities. The fair value of cash and cash equivalents is based on Level 1 of the fair value hierarchy. The fair values of amounts receivable, deposits, accounts payable and accrued liabilities approximate their book values due to the short-term nature of these instruments. Moreover, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Off-balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

Proposed Transactions

As of the date of this MD&A, the Company does not have any material proposed transactions.

Management's Responsibility for the Consolidated Financial Statements

The information included in the audited consolidated financial statements and this MD&A is the responsibility of management, and their preparation in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

Share-based compensation

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant.

Estimating useful life of equipment

Depreciation of equipment is charged to write down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statement of financial position could be impacted.

Accrual of BC METC

The provincial government of BC provides for a refundable tax on net qualified mining exploration expenditures incurred in BC. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in net income or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

Asset acquisition

During the year ended December 31, 2022, the Company acquired Homestake. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Risk Factors

The Company is subject to risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, continuing losses, dependence on key individuals and the ability to secure adequate financing to meet minimum capital required to successfully complete its projects and continue as a going concern. These factors should be reviewed carefully.

The following risk factors, in addition to the risks noted above in the Financial Instruments and Liquidity and Capital Resources sections, should be given special consideration when evaluating trends, risks and uncertainties relating to the Company's business.

Exploration, Development and Production Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge of management and key employees and contractors of the Company may not eliminate. Few exploration and evaluation assets that are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations, there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in the definition of a mineral resource. The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing silver and other exploration and evaluation assets is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, access to qualified personnel and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The remoteness and restrictions on access of the Company's exploration and evaluation assets may have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's exploration and evaluation assets are located, which are subject to poor climate conditions.

The long-term commercial success of the Company depends on its ability to explore, develop and commercially produce minerals from its exploration and evaluation assets and to locate and acquire additional properties worthy of exploration and development for minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participation uneconomic.

Substantial Capital Requirements

Management of the Company anticipates that it may make substantial future capital expenditures for the acquisition, exploration, development and production of its exploration and evaluation assets. As the Company will be at the exploration stage with no revenue being generated from the exploration activities on its exploration and evaluation assets, the Company may have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.

The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in its exploration and evaluation assets, miss certain acquisition opportunities and reduce or terminate its operations.

Competition

The mining industry is highly competitive. Many of the Company's competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Volatility of Mineral Prices

The market price of any mineral is volatile and is affected by numerous factors that are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, rate of inflation, global or regional political events and international events, as well as a range of other market forces. Sustained downward movements in mineral market prices could render less economic, or uneconomic, some or all of the mineral extraction and/or exploration activities to be undertaken by the Company.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Mineral Reserves / Mineral Resources

The Company's exploration and evaluation assets are in the early exploration stage only and, though they contain Current Mineral Resources, as disclosed on page 3 of this MD&A, they do not contain a known body of commercial minerals ("mineral reserves"). Mineral reserves are, in large part, estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral reserve estimates for exploration and evaluation assets that have not yet commenced production may require revision based on actual production experience.

Market price fluctuations of metals, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at any future-producing exploration and evaluation assets or require abandonment or delays in the development of new mining properties.

Reliance on Key Personnel

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (British Columbia) (the "BCBCA") provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Dividends

To date, the Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on the shares of the Company will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares that may be issued by the Board of Directors without further action or approval of the Company's shareholders, except in limited circumstances. While the Board of Directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company's shareholders.

Stock Exchange Prices

The market price of a publicly traded stock is affected by many variables not all of which are directly related to the success of the Company. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies, have experienced wide fluctuations, which have not necessarily been related to the performance or underlying asset values of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

Permits and Licenses

The activities of the Company are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local Indigenous populations. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company.

Further, the mining licenses and permits issued in respect of its mineral property may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company's investments in its exploration and evaluation assets may decline.

Title Risks

The acquisition of title to exploration and evaluation assets or interests therein is a very detailed and time-consuming process. The exploration and evaluation assets may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Limited Operating History

The Company was incorporated on March 4, 2011 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. Even if the Company does undertake exploration activity on its exploration and evaluation assets, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uninsured Risks

The Company, as a participant in mining and exploration activities, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured due to high premium costs. Furthermore, the Company may incur a liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Unforeseen Expenses

While the Company is not aware of any expenses that may need to be incurred that have not been taken into account, if such expenses were subsequently incurred, the expenditure proposals of the Company may be adversely affected.

Flow-through Share Private Placements ("FT Private Placements")

Historically, the Company has entered into FT Private Placements to fund exploration activities, with the most recent FT Private Placement being in December 2022. Canadian tax rules normally require the Company to have spent flow-through funds on "Canadian exploration expenses" (as defined in the Income Tax Act (Canada) (the "Tax Act")) by the end of the calendar year following the year in which they were raised. This gives the Company until December 31, 2023 to spend any amounts raised during calendar 2022 on Canadian exploration expenses.

While the Company intends to satisfy its expenditure commitments related to the FT Private Placements, there can be no assurance that it will do so. If the Company does not renounce to the purchasers of the flow-through shares, effective on or before December 31 of the year following the FT Private Placement, Canadian exploration expenses in an amount equal to the aggregate purchase price paid by such purchasers for the flow-through shares, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company shall indemnify the purchaser for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the purchaser as a consequence of such failure or reduction; however, there is no guarantee that the Company will have the financial resources required to satisfy such indemnity.

The Company may also be subject to interest on flow-through proceeds renounced under the Look-back Rules in respect of prior years, and penalties, in accordance with regulations in the Tax Act, if it is determined that flow-through proceeds were not properly or timely spent on Canadian exploration expenses.

The Company's activities may be impacted by the spread of COVID-19 or other virus outbreaks

The COVID-19 pandemic or any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions (including monetary policy and inflation) which may adversely impact the Company's operations and the operations of the Company's suppliers, contractors and service providers, and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the pandemic. A sustained slowdown in global growth or demand, or a significant slowdown, could have an adverse effect on metal prices and the demand for metals, supply chain disruptions and increased government regulations, all of which may negatively impact the Company's business and financial condition.

In addition, any future emergence and spread of COVID-19 or similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Company's Common Shares, the Company's operations, its ability to raise equity financing for the purposes of mineral exploration and development.

Other Risks

The level of demand for the Company's exploration is increasingly affected by regional and global demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for commodities, which could adversely affect the Company's business and results of operations.

Additionally, weak global economic conditions and turmoil in global financial markets, including constraints on the availability of credit, have in the past adversely affected, and may in the future continue to adversely affect, the financial condition and creditworthiness of some of the Company's customers, suppliers and other counterparties, which in turn may negatively impact the Company's business. Any deterioration in economic conditions due to the current coronavirus concerns could negatively impact the Company's exploration.

Forward-looking Statements

This MD&A contains forward-looking statements that are based on the Company's current expectations and estimates of the business and management. Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions "anticipate", "believe", "plan", "suggest", "estimate", "anticipate", "project", "indicate", "expect", "intend", "may", "should expect", "target", "will", "unlock upside potential" and other similar words or statements that certain events or conditions "may" or "will" occur. The forward-looking statements are not historical facts, but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions, and involve known and unknown risks, uncertainties and other factors.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis As of December 31, 2023

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company's forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date of this MD&A and should not be relied upon as representing the Company's estimates as of any subsequent date.

The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company's existing plans or 2023 exploration program for the KV Project, either of which may change due to changes in the views of the Company, or if new information arises that makes it prudent to change such plans or programs; (b) focus drilling or other exploration strategies will produce new information; and (c) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company's expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; fluctuations in metal prices; and the impact of the COVID-19 pandemic. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results, or otherwise. Forward-looking statements are not a guarantee of future performance, and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Additional Information

Additional information about the Company, including the audited consolidated financial statements, is available on the Company's website at www.dollyvardensilver.com and on SEDAR+ at www.sedarplus.ca.